
Democratizing Car Buying!

INVEST IN **VEHIKO**

🔥 Disrupting and reinventing the business model for selling new cars! 🚀

LEAD INVESTOR

Gennady Greizman

Vehiko's vision is the next logical step in the car buying experience. More choice, more flexibility, more competition will keep buyers happy. Dealers will enjoy a simplified way of getting clients, reducing marketing costs. Edward is a great entrepreneur, his experience and passion make me a strong believer in the success of Vehiko. His technical and financial background and management skills will ensure reaching the short and long term goals of the company.

Invested $1,000 this round

Learn about Lead Investors

demo.vehiko.com Darien CT

Software Technology Marketplace Saas B2B

Highlights

1 📈 Market Size: $13.29 billion of automotive digital ad spending in the US in 2021

2. 💹 Market Size: The automotive software market is anticipated to reach $13.6 billion by 2024.

3. 🚀 SaaS solution and marketplace shaping the future way people will buy new cars!

3. 🚀 SaaS solution and marketplace shaping the future way people will buy new cars!

4. 💸 A sales automation software to increase new car dealerships' sales pipeline!

5. ⚡ Vehiko is a marketplace and web integration tool with “AI functionalities”

6. 🔥 Vehiko uses artificial intelligence and machine learning to improve user experiences.

7. 🏆 Vehiko's founder is an entrepreneur with decades of experience.

Our Founder



Edward Agabs CEO & Founder

Founder of BoatQuest.com, a marketplace for yacht sales. Landed 50% of all U.S. yacht brokers as clients. Acquired by Active Interest Media. CFO/COO of ClickPay, a fintech. Instrumental in fueling 450% sales volume growth. Acquired by RealPage.

> Like everyone else, I dread the actual new car buying process. So, I thought it must be a way to do this online without ever stepping afoot at the dealership. Why Tesla does it and why can't dealers do it?

We’re reimagining and elevating the car-buying experience

SOME FACTS

We all know that 2020 created huge shifts in consumer habits and behaviors – from the way we shop, work, eat and even how our kids learn. Our world has become much more digital, and companies have embraced contactless business

models almost overnight. Of course, this shift to digital has had a profound impact on the automotive industry.

WHAT DOES THIS MEAN FOR DEALERS?

Consumers are making it clear that digital retailing is here to stay. In fact, 64% of shoppers want to do more of the purchase process online the next time they buy a vehicle. And dealers agree that digital retailing is key to a long-term winning strategy – with 75% of dealers acknowledging that they won't be able to survive without it.

Other key findings from dealers:

- 61% say digital retail efforts allow them to spend less time on a sale.
- 53% believe it helps improve the customer experience.
- 75% agree that digital retailing provides shoppers with a more customized experience.

HOW IS VEHIKO LEADING THE WAY?

We know digital is the future. We are launching a full suite of solutions that we offer through enhanced integrations delivering a complete new car buying experience. A sales automation SaaS/RaaS Solution with "AI functionalities" that will bring car buyers and franchised car dealerships into a unified digital Marketplace to ensure for more buyer-friendly new car buying experiences in an increasingly digital world.

We'll help dealerships automate customer conversions and internal processes through Robo-bidding AI, (Robots as a Service). Think JARVIS for business. We are eliminating the need for salespeople.

HOW IT WORKS?

Vehiko is working to create a competitive auction-type marketplace through a regional and national network of new car dealers. A prospective car buyer would log into the Vehiko website/app and virtually build the car they want and identify the price.




vehiko
Pleasurable Car Buying
Jeep
Select Model (ex. Camry)
Zip Code
GET STARTED
How It Works
P
R
N
D
PICK and build a car to your exact specification using our online tool.

Then we match specs with the dealers' inventory within the geographic radius, who then 'submit' competitive pricing (bid) which is actually done by our Robo-bidding AI. If the buyer receives a quote/bid that is agreeable, the entire purchase can be conducted through Vehiko's platform. If the quotes/bids do not meet the buyer's requirements, there is no commitment to buy. The buyer has 24 hrs to swipe right or left (Tinder) offers he/she gets from the dealers. The buyer remains anonymous while dealers bid down the selling price.


vehiko
Offer Received
All Offers from Danbury Jeep in Danbury, CT
Katie G
0 Reviews
Write a review
MSRP
$34,290
Offered
$31,900
Savings
$2,390 (7%)



ADDRESSABLE MARKET



Automotive industry digital ad spending in the US
(billions)
Digital ad spending
% change
% of total digital ad spending
15
10
5
0
$10.02
$11.72
$13.38
$10.94
$13.29
15.1%
17.0%
14.2%
8.1%
21.4%
11.3%
10.6%
10.1%
8.1%
-18.2%
2017
2018
2019
2020
2021
Source: eMarketer

WHY VEHIKO?



Old Way
5 hours in a dealership
Haggling back and front
In dealership trade appraisal
F&I in dealership
An hour contracting in dealership
Pick up car at dealership
Drive to dealership to get service
Drop off and pick up car at service department
vehiko
Fast & easy online experience with no haggling
Upfront, transparent pricing & bidding from multiple dealers on one platform
Dealers bid, consumers win
Anonymity for consumer
eTrade appraisal
eF&I
eContracting
Home delivery


Service reminders & online scheduling
Pick up and drop off from your home

SOME STATS

- **In 2021, automotive will account for 8.1% of all US digital ad spend.** The automotive industry represents a significant portion of overall marketing spend in the US. (source: eMarketer)
- **95% of vehicle buyers use digital as a source of information**. Since auto purchases are highly considered, the vast majority of vehicle shoppers use online resources to find answers to their questions. (source: Google)
- **2x as many automotive consumers start their research online versus at a dealer.** Today's automotive consumers are informed and knowledgeable since they self-educate online before they ever make contact with a dealer. (source: Google)
- **76% of new and used vehicle shoppers run a search before buying.** Automotive consumers overwhelmingly turn to search engines to find dealerships and get answers to their questions. (source: LSA)
- **Automotive consumers visit an average of 4.2 websites in their purchasing process.** Oftentimes, they will use multiple devices throughout this process. (Source: Cox)
- **The average automotive shopper spends 33% of their research time on a mobile device.** This uptick in mobile usage during the research process drives millions of calls to US dealerships through digital ads and click-to-call buttons. (Source: J.D. Power)
- **Car buyers spend an average of nearly 14 hours online during their search.** To appeal to the "always connected" shopper, you must optimize the car-shopping experience across all devices. (Source: Cox)

PITCH DECK


On the dealer-side, they need tech to streamline sales not just generate leads
vehiko
We Automate the Haggling – and everything else!
Trade-In
Financing & Insuring
E-Contracting
Delivery
Price & Payment
Accessories
Vehicle Info
Service & Parts
Solved by most providers


Manual process - conducted by
or at dealer
Research
Pick Up
& Drop off

Forward-looking projections cannot be guaranteed.

SUMMARY

Vehiko is embarking on a novel path that can reinvent the business model for selling new cars. We don't let the dealership be defined by the walls that hold up the roof. Potential customers are everywhere. The flexibility to engage with customers on their own terms in an office, home, or coffee house with video chat or AR/VR, or intelligent chatbot and our reverse auction model to deliver the best pricing can be integral to auto retailing going forward. To bring this concept to life, Vehiko is seeking $2 million in funding to develop the platform and establish our dealer network.

DOWNLOADS

[Vehiko_Pitch_Deck.pdf]